Exhibit 99.2

ATS CORPORATION

Management’s Discussion and Analysis

For the Year Ended March 31, 2024

TSX: ATS
NYSE: ATS

Management’s Discussion and Analysis
For the Year Ended March 31, 2024

This Management’s Discussion and Analysis (“MD&A”) for the year ended March 31, 2024 ("fiscal 2024") is as of May 16, 2024 and provides information on the operating activities, performance and financial position of ATS Corporation (“ATS” or the “Company”). It should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and are reported in Canadian dollars. All references to “$” or “dollars” in this MD&A are to Canadian dollars unless otherwise indicated. Additional information is contained in the Company’s filings with Canadian and U.S. securities regulators, including its Annual Information Form for fiscal 2024, found on the Company’s profile on System for Electronic Data Analysis and Retrieval+ ("SEDAR+") at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

IMPORTANT NOTES

Forward-Looking Statements
This document contains forward-looking information within the meaning of applicable securities laws. Please see “Forward-Looking Statements” for further information on page 34.

Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures within the meaning of applicable securities laws to evaluate the performance of the Company. See “Non-IFRS and Other Financial Measures” on page 37 for an explanation of such measures and “Reconciliation of Non-IFRS Measures to IFRS Measures” beginning on page 24 for a reconciliation of non-IFRS measures.

COMPANY PROFILE

ATS is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing and assembly systems - including automation products and test solutions - for a broadly-diversified base of customers. ATS' reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide competitive advantages in the worldwide manufacturing automation market for life sciences, transportation, food and beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's website can be found at www.atsautomation.com. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS.

STRATEGY

To drive the creation of long-term sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand.

Build: To build on the Company’s foundation and drive performance improvements, management is focused on the advancement of the ATS Business Model (“ABM”), the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability into its businesses.

Grow: To drive organic growth, ATS has developed and implemented growth tools under the ABM, which provide innovation and value to customers and work to grow reoccurring revenues.

Expand: To expand the Company’s reach, management is focused on the development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisitions that strengthen ATS.

The Company pursues all of its initiatives by using a strategic capital framework aimed at driving the creation of long-term sustainable shareholder value.

ATS Business Model
The ABM is a business management system that ATS developed with the goal of enabling the Company to pursue its strategies, outpace the growth of its chosen markets, and drive year-over-year continuous improvement. The ABM emphasizes:

•People: developing, engaging and empowering ATS’ people to build the best team;

•Process: aligning ATS’ people to implement and continuously improve robust and disciplined business processes throughout the organization; and

•Performance: consistently measuring results in order to yield world-class performance for ATS' customers and shareholders.

The ABM is ATS’ playbook, serving as the framework to achieve business goals and objectives through disciplined, continuous improvement. The ABM is employed by ATS divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes an acquisition, the ABM is quickly introduced to new companies as a means of supporting cultural and business integration.

Key ABM drivers include:

•Strengthening the core: adopting a customer-first mindset; implementing a robust performance management system; adhering to eight value drivers; managing using key performance indicators; and leveraging daily management to measure at the point of impact;

•Delivering growth: aligning with customer success; developing organizational talent; constantly confirming that progress is being made toward stated goals; and creating annual operating and capital deployment plans for each ATS division;

•Pursuing excellence: deploying specific goals that segment strategies into relevant areas of concentration; and improving continuously using Kaizen events, problem solving and other continuous improvement initiatives, which target increased performance annually; and

•Pioneering innovation: driving automation market technology leadership; creating innovative platforms and analytics that benefit customers by reducing complexity, shortening development cycles and improving production efficiencies; and expanding the reach and scope of ATS' capabilities for competitive advantage.

Management is pursuing several initiatives to grow revenues and improve profitability with the goal of expanding its adjusted earnings from operations margin to 15% over time through a combination of operational initiatives and portfolio development. Operational initiatives include a focus on pursuing continuous improvement in all business activities through the ABM, including in acquired businesses, improving global supply chain management, increasing the use of standardized platforms and technologies, and growing revenues while leveraging the Company’s cost structure. Portfolio development initiatives include efforts to grow the Company's products and after-sales service revenues as a percentage of overall revenues. Management also sees the development of the Company's digitalization capabilities as another key area of growth for the portfolio, including the collection and interpretation of data to drive meaningful change that optimizes performance for customers. In addition, management is focused on investing in innovation and employing a consistent, strategic approach to acquisitions.

BUSINESS OVERVIEW

ATS and its subsidiaries serve customers in the following markets: (a) life sciences, including medical devices, pharmaceuticals, radiopharmaceuticals and chemicals; (b) transportation, including electric vehicles (“EV”), automotive and aerospace; (c) food & beverage, including processing, packaging and filling for fresh produce and liquid food & beverage; (d) consumer products, including packaging of cosmetics, electronics, durable and general goods; and, (e) energy, including oil & gas, in addition to nuclear, solar, and other green energy applications. With broad and in-depth knowledge across multiple industries and technical fields, ATS delivers single-source solutions to customers designed to meet their volume and throughput requirements, lower their production costs, accelerate product delivery, and improve quality and quality control. ATS engages with customers on both greenfield programs, such as equipping new factories, and brownfield programs including capacity expansions, production relocations, equipment upgrades, software upgrades, efficiency improvements and factory optimizations. ATS is selective in its choice of markets and favours regulated industries where quality and reliability are mandatory.

ATS engages at varying points in customers’ automation cycles. During the pre-automation phase, ATS offers comprehensive services, including discovery and analysis, concept development, simulation and total cost of ownership modelling, all of which help customers to verify the feasibility of different types of automation, set objectives for factors such as line speed and yield, assess production processes for manufacturability and calculate the total cost of ownership.

For customers that have decided to proceed with an automation project, ATS offers specialized equipment for specific applications and markets, as well as automation and integration services, including engineering design, prototyping, process verification, specification writing, software and manufacturing process controls development, equipment design and build, standard automation products/platforms, third-party equipment qualification, procurement and integration, automation system installation, product line commissioning, validation and documentation. Following the installation of custom automation, ATS may supply duplicate or similar automation systems that leverage engineering design completed in the original customer program. For customers seeking complex equipment production or build-to-print manufacturing, ATS provides value engineering, supply-chain management, integration and manufacturing capabilities, and other automation products and solutions.

Post-automation, ATS offers services including training, process optimization, preventative maintenance, emergency and on-call support, spare parts, retooling, retrofits and equipment relocation. Service agreements are often entered into at the time of new equipment sale or are available on an after-market basis on installed equipment. ATS offers a number of software and digital solutions to its customers, including connected factory floor management systems to capture, analyze and use real-time machine performance data to quickly and accurately troubleshoot, deliver process and product solution improvements, prevent equipment downtime, drive greater operational efficiency and unlock performance for sustainable production improvements.

Contract values for individual automation systems vary depending on the nature and complexity of the system and are often in excess of $1 million, with some contracts for enterprise-type programs well in excess of $10 million. Due to the custom nature of customer projects, contract durations vary, with typical durations ranging from six to 12 months, and some larger contracts extending to 18 to 24 months and beyond. Contracts for pre- and post-automation services range in value and can exceed $1 million with varying durations, and can sometimes extend over several years. Contracts for other products range in value and duration, depending on their nature.

Competitive strengths
Management believes ATS has the following competitive strengths:

Global presence, size and critical mass: ATS’ global presence and scale provide advantages in serving multinational customers, as many of the Company’s competitors are smaller and operate with a narrower geographic and/or industrial market focus. ATS and its subsidiaries have a presence in Canada, the United States, Italy, Germany, Belgium, United Kingdom, Thailand, Netherlands, Ireland, China, Czech Republic, Australia, Spain, France, Indonesia, Slovakia, Japan, Singapore, India, Ukraine, Malaysia, Brazil, Switzerland, Austria, and Mexico. ATS can deliver localized service through its network of over 85 locations globally. Management believes that ATS’ scale and global footprint provide it with competitive advantages in winning large, multinational customer programs and in delivering a lifecycle-oriented service platform to customers’ global operations. In addition, customers seeking to de-risk or enhance the resiliency of their supply chains also provide future opportunities for ATS to pursue by leveraging its global presence and the inherent advantages of automation on production reliability and cost.

Technical skills, capabilities and experience: ATS has designed, manufactured, assembled and serviced automation systems worldwide and has an extensive knowledge base and accumulated design expertise. Management believes ATS’ broad experience in many different industrial markets and with diverse technologies, its talented workforce, which includes approximately 2,100 engineers and approximately 400 program management personnel, and its ability to provide custom automation, repeat automation, automation products and value-added services, position the Company well to serve complex customer programs in a variety of markets.

Product and technology portfolio: By having realized thousands of unique automation projects, ATS owns an extensive product and technology portfolio. ATS has a number of standard automation platforms and products, including: innovative linear motion transport systems; pallet handling and sanitary conveyance systems; robust cam-driven assembly platforms; advanced vision systems used to ensure product or process quality; optical sorting and inspection technologies; test systems; factory management and intelligence and other software solutions; proprietary weighing hardware and process control software technologies; precision fluid-dispensing equipment; aseptic containment technologies; biopharma processing equipment and high-performance tube filling and cartoning systems. Management believes the Company’s extensive product and technology portfolio provides advantages in developing unique and leading solutions for customers and in maintaining competitiveness.

Recognized brands: Management believes ATS is well-known within the global automation industry due to its long history of innovation and broad scope of operations. In addition, ATS’ subsidiaries include several strong brands, such as: "Avidity", a designer and manufacturer of automated water purification solutions for biomedical and life sciences applications; “Scientific Products”, a specialized designer and manufacturer of pharmaceutical and packaging equipment and systems in the life sciences market; “BioDot”, a leading manufacturer of automated fluid-dispensing systems in the life sciences market; “Comecer”, a provider of high-tech automation systems for the nuclear medicine and pharmaceutical industries; “NCC”, a provider of engineered-to-order sanitary automation solutions and standalone precision conveyance equipment in the food & beverage industries; “MARCO”, a provider of yield control and recipe formulation systems in the food, nutraceuticals and cosmetics sectors; “CFT”, a specialist in the development and production of turn-key machines and systems for the food & beverage industries; “IWK”, a specialist in the packaging market; and “Process Automation Solutions”, a provider of innovative automation and digital solutions for process and production sectors. Management believes that ATS’ brands and global reputation improve sales prospecting, allowing the Company to be considered for a wide variety of customer programs.

Trusted customer relationships: ATS serves some of the world’s largest multinational companies. Many customer relationships are long-standing, often spanning a decade or more, and many customers are repeat buyers who return to ATS and its subsidiaries time after time to meet their automation manufacturing, assembly, processing, and service needs.

Total-solutions capabilities: Customers often rely on ATS because it can provide comprehensive, turnkey solutions in automation. This allows customers to single source their most complex projects to ATS rather than rely on multiple engineering firms, equipment builders and/or service/component suppliers. In addition, ATS provides customers with other value-added services including pre-automation consulting, total cost-of-ownership studies, lifecycle material management, and post-automation service, optimization, training and support.

FINANCIAL HIGHLIGHTS
(In millions of dollars, except per share and margin data)

	Q4 2024	Q4 2023	Variance	Fiscal 2024	Fiscal 2023	Variance
Revenues	$791.5	$730.8	8.3%	$3,032.9	$2,577.4	17.7%
Net income	$48.5	$29.6	63.9%	$194.2	$127.7	52.1%
Adjusted earnings from operations[1]	$95.9	$101.9	(5.9)%	$397.5	$343.4	15.8%
Adjusted earnings from operations margin[1]	12.1%	13.9%	(183)bps	13.1%	13.3%	(22)bps
Adjusted EBITDA[1]	$115.8	$118.2	(2.0)%	$470.6	$401.2	17.3%
Adjusted EBITDA margin[1]	14.6%	16.2%	(154)bps	15.5%	15.6%	(5)bps
Basic earnings per share	$0.49	$0.32	53.1%	$1.98	$1.39	42.4%
Adjusted basic earnings per share[1]	$0.65	$0.73	(11.0)%	$2.61	$2.37	10.1%
Order Bookings[1]	$791.0	$737.0	7.3%	$2,891.0	$3,256.0	(11.2)%

As At	March 31 2024	March 31 2023	Variance
Order Backlog[1]	$1,793	$2,153	(16.7)%
1Non-IFRS financial measure - See “Non-IFRS and Other Financial Measures.”

EXECUTIVE SUMMARY: GROWTH IN STRATEGIC END MARKETS

•Growth in fourth quarter revenues of 8.3% year over year was primarily driven by organic revenue growth of 3.5%, and 4.7% from recently acquired companies. “Acquisitions” or “acquired companies” in this MD&A refer to companies that were not part of the consolidated group in the comparable prior-year periods. Organic revenue is a non-IFRS financial measure and organic revenue growth is a non-IFRS financial ratio - see “Non-IFRS and Other Financial Measures”.
•Order Bookings in the fourth quarter were $791 million compared to $737 million a year earlier when ATS received Order Bookings of U.S. $119.9 million (approximately $162.2 million CAD) from an EV customer. Growth in Order Bookings was comprised of 5.2% from recent acquisitions, in addition to 2.1% from organic Order Bookings. Trailing twelve month book-to-bill ratio at March 31, 2024 was 0.95:1, and was above 1.00:1 in all markets except transportation. Order Bookings, organic Order Bookings growth and book-to-bill ratio are supplementary financial measures - see “Non-IFRS and Other Financial Measures”.
•Order Backlog of $1,793 million at year-end was 16.7% lower than the prior year, primarily on lower Order Backlog within the transportation market which included several large Order Bookings a year ago. Order Backlog is distributed across strategic global markets and regulated industries, and provides good revenue visibility. Order Backlog is a Supplementary Financial Measure - see “Non-IFRS and Other Financial Measures”.
•Non-cash working capital as a percentage of revenues was 19.0% and is primarily driven by customer project schedules, including timing of milestone billings and payments for large EV programs. Net debt to adjusted EBITDA ratio at March 31, 2024 of 2.4 times was within the Company's target range. Non-cash working capital as a percentage of revenues and net debt to adjusted EBITDA are non-IFRS ratios — see “Non-IFRS and Other Financial Measures”.
•Adjusted earnings from operations for the quarter decreased 5.9% to $95.9 million (12.1% margin), compared to $101.9 million (13.9% margin) a year ago on higher selling, general and administrative ("SG&A") expenses and lower margin, partially offset by higher revenues. (Adjusted earnings from operations is a non-IFRS financial measure and adjusted earnings from operations margin is a non-IFRS ratio — see “Non-IFRS and Other Financial Measures”.)

STRATEGIC BUSINESS ACQUISITIONS

On June 30, 2023, the Company acquired Yazzoom B.V. ("Yazzoom"), a Belgium-based provider of artificial intelligence and machine learning based tools for industrial production. Yazzoom joined ATS' Process Automation Solutions ("PA") business to broaden its process optimization and digitalization capabilities in key focus sectors. Yazzoom leverages integrated data to enable predictive analytics and insights that drive tangible improvements in production processes. The purchase price was $5.3 million (3.7 million Euros).

On July 3, 2023, the Company acquired Odyssey Validation Consultants Limited ("Odyssey"), an Ireland-based provider of digitalization solutions for the life sciences industry. Odyssey also joined ATS' PA business, and their expertise in delivering production process improvements through computer system validation as well as cloud-based software solutions are also expected to advance PA's digitalization capabilities. The purchase price was $5.6 million (3.9 million Euros).

On November 16, 2023, the Company acquired Avidity Science, LLC ("Avidity"), a designer and manufacturer of automated water purification solutions for biomedical and life science applications. The total purchase price $267.6 million (U.S. $195.5 million). Avidity serves a diverse global customer base of pharmaceutical, biopharma, healthcare, government, and academic research facilities. Avidity bolsters ATS' value proposition for both new and existing customers by providing researchers confidence in their data during key stages of drug discovery, development and testing.

On January 1, 2024, the Company acquired IT.ACA. Engineering S.r.l ("IT.ACA"), an Italian automation system integrator. IT.ACA strengthens PA's market position in southern Europe, while also adding strong capabilities aligned with PA's in automation integration, digitalization, and production process optimization. The purchase price paid in the fourth quarter of fiscal 2024 was $12.4 million (8.5 million Euros).

On May 15, 2024, the Company announced it had entered into a definitive agreement to acquire Paxiom Group (“Paxiom”). With headquarters in Montreal, Quebec, Paxiom is a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. Paxiom provides a vast product line that includes precision weigh filling, bagging, wrapping, labeling, conveyors, case forming, robotic case packing and end of line palletizing equipment that will complement ATS’ businesses CFT S.p.A, Raytec Vision S.p.A, Marco Limited, IWK Verpackungstechnik GmbH, and NCC Automated Systems, Inc. and allow ATS to offer complete packaging and end-of-line solutions. The transaction is expected to close in the third calendar quarter of 2024, subject to customary closing conditions.

Order Bookings by Quarter
(in millions of dollars)

	Fiscal 2024	Fiscal 2023
Q1	$690	$736
Q2	742	804
Q3	668	979
Q4	791	737
Total Order Bookings	$2,891	$3,256

Fourth quarter fiscal 2024 Order Bookings were $791 million, a 7.3% year over year increase, reflecting 5.2% growth from acquired companies, in addition to organic Order Bookings of 2.1%. Order Bookings from acquired companies totalled $38.7 million. By market, Order Bookings in life sciences increased compared to the prior-year period primarily due to organic growth, along with $28.7 million of contributions from acquired companies, including $22.7 million from Avidity. Order Bookings in transportation decreased compared to the prior-year period, which included Order Bookings of U.S. $119.9 million (approximately $162.2 million CAD) from a global automotive customer to move towards fully automated battery assembly systems for their North American manufacturing operations. Order Bookings in food & beverage increased primarily due to timing of customer projects. Order Bookings in consumer products decreased slightly as a result of the timing of customer projects, offset by contributions from acquired companies. Order Bookings in energy increased primarily due to timing of customer projects.

Fiscal 2024 Order Bookings were $2,891 million, a 11.2% decrease compared to last year, reflecting a decline in organic Order Bookings of 16.6%, primarily related to the transportation market, partially offset by 3.0% growth from acquired companies, and a 2.4% increase due to foreign exchange rate translation, primarily reflecting the strengthening of the Euro and U.S. dollar relative to the Canadian dollar. Growth in Order Bookings from acquired companies totalled $98.5 million, of which Avidity contributed $36.5 million and Zi-Argus Australia Pty Ltd. and Zi-Argus Ltd. ("ZIA") contributed $28.0 million. By market, Order Bookings in life sciences increased due to a combination of organic growth, contributions from acquired companies of $53.9 million, of which Avidity contributed $36.5 million, and positive foreign exchange translation impact, primarily reflecting the strengthening of the Euro and U.S.

dollar relative to the Canadian dollar. Order Bookings in transportation decreased due to U.S. $578.2 million in Order Bookings from an existing global automotive customer received in the prior fiscal year. Order Bookings in food & beverage increased primarily due to timing of customer projects and foreign exchange rate translation of Order Bookings from foreign-based ATS subsidiaries. Order Bookings in consumer products increased due to contributions from acquired companies, in addition to organic growth and foreign exchange rate translation of Order Bookings from foreign-based ATS subsidiaries. Order Bookings in energy increased due to timing of customer projects.

Trailing twelve month book-to-bill ratio at March 31, 2024 was 0.95:1. Book-to-bill ratio is a supplementary financial measure - see “Non-IFRS and Other Financial Measures.”
Order Backlog Continuity
(In millions of dollars)

	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
Opening Order Backlog	$1,907	$2,143	$2,153	$1,438
Revenues	(792)	(731)	(3,033)	(2,577)
Order Bookings	791	737	2,891	3,256
Order Backlog adjustments[1]	(113)	4	(218)	36
Total	$1,793	$2,153	$1,793	$2,153
1Order Backlog adjustments include incremental Order Backlog of acquired companies ($4 million acquired with Avidity in the twelve months ended March 31, 2024, and in fiscal 2023, $9 million acquired with ZIA and $5 million acquired with Triad Unlimited LLC in the three and twelve months ended March 31, 2023, $14 million acquired with IPCOS Group N.V. in the twelve months ended March 31, 2023), as well as foreign exchange adjustments, scope changes and cancellations.

OUTLOOK

Order Backlog by Market
(In millions of dollars)

As at	March 31, 2024	March 31, 2023
Life Sciences	$871	$761
Transportation	425	939
Food & Beverage	230	215
Consumer Products	156	156
Energy	111	82
Total	$1,793	$2,153

At March 31, 2024, Order Backlog was $1,793 million, 16.7% lower than at March 31, 2023 primarily on account of lower Order Backlog within the transportation market which included several large Order Bookings a year ago.

The life sciences funnel remains strong, with a focus on strategic submarkets of pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to see opportunities with both new and existing customers, including those who produce auto-injectors and wearable devices for diabetes and obesity treatments, contact lenses and pre-filled syringes, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. Management expects revenues from programs related to GLP-1 drugs and associated drug delivery solutions, such as auto-injectors, to move towards a high single digit percentage of total revenues over the next several years. In transportation, the funnel is comprised of smaller shorter-term opportunities, relative to the larger Order Bookings received throughout fiscal years 2023 and 2024, and some of those larger opportunities have also moved further into the future, reflecting Original Equipment Manufacturers taking a more measured approach, aligning capacity and platform costs with market demand.

Management believes the Company's automated EV battery pack and assembly capabilities position ATS well within the industry as the market continues to evolve. Funnel activity in food & beverage remains strong, particularly for energy-efficient solutions. The Company continues to benefit from strong brand recognition within the global tomato processing industry, and there is continued interest in automated solutions within the food & beverage market more broadly. Funnel activity in consumer products is stable; inflationary pressures continue to have an effect on discretionary spending by consumers, which may impact timing of some customer investments. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the small modular reactor market, and grid battery storage.

Across all markets, customers are exercising normal caution in their approach to investment and spending. Funnel growth in markets where environmental, social and governance requirements are an increasing focus for customers — including grid battery storage, EV and nuclear, as well as consumer goods packaging — provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals, including global and regional requirements to reduce carbon emissions. Customers seeking to de-risk or enhance the resiliency of their supply chains, address a shortage of skilled workers or combat higher labour costs also provide future opportunities for ATS to pursue. Management believes that the underlying trends driving customer demand for ATS solutions including rising labour costs, labour shortages, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production remain favourable.

Order Backlog of $1,793 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company’s Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles. In the first quarter of fiscal 2025, management expects the conversion of Order Backlog to revenues to be in the 36% to 40% range. This estimate is calculated each quarter based on management’s assessment of project schedules across all customer contracts, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. In the third quarter, management disclosed that approximately $200 million of Order Backlog with one of the Company's EV customers was delayed. During the fourth quarter, approximately $50 million of Order Backlog on this portion of the program was reduced to reflect scope changes, partially offset by increased scope changes in other areas of the overall program with this same customer. Management continues to work with this customer to support their revised timing as they realign their production schedules on this portion of the program. This delay is accounted for in the first-quarter revenue conversion range. Management expects some pressure on EV revenues in the short-term as ATS continues to execute on existing EV Order Backlog. For fiscal 2025, despite expected lower revenues from EV, Management believes that ATS is well-positioned to drive revenue growth in other markets, including life sciences and expects this growth, combined with the addition of Paxiom will largely offset reduced volumes from EV.

The timing of customer decisions on larger opportunities is expected to cause variability in Order Bookings from quarter to quarter. Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company’s offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end-markets and new products and technologies and deliver hurdle-rate returns. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS product at regular intervals, are expected to provide some balance to customers' capital expenditure cycles. Management estimates that reoccurring revenues are currently in the range of 25% to 35% of total revenues on a trailing twelve-month basis.

In the short term, ATS expects it will continue to mitigate supply chain volatility. Lead times have improved in most key categories; however, prolonged cost increases, price and lead-time volatility have and may continue to disrupt the timing and progress of the Company’s margin expansion efforts and affect revenue recognition. In addition, short-term revenue pressure related to EV programs could impact margins. However, Management expects to be able to manage the Company's cost structure over time through flexible resourcing, including but not limited to subcontract labour and redeploying resources to other parts of the business. Over time, sustaining management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see “Forward-Looking Statements” for a description of the risks underlying the achievement of the margin target in future periods).

In the short term, the Company expects non-cash working capital to remain elevated as large enterprise programs progress through milestones. Over the long-term, the Company expects to continue investing in non-cash working capital to support growth, with fluctuations expected on a quarter-over-quarter basis. The Company’s long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. However, given the size and timing of milestone payments for certain large EV programs in Order Backlog, the Company could see its working capital exceed 15% of annualized revenues in certain periods as it did throughout fiscal 2024. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of revenues is a non-IFRS ratio - see “Non-IFRS and Other Financial Measures.”

The Company continues to make progress in line with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization Activity
The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities. As a part of this review, the Company has identified and previously announced an opportunity to improve the cost structure of the organization and reallocate investment to growth areas. Resulting actions started in the third quarter of fiscal 2024 and continued through fiscal year end. Restructuring expenses of $6.6 million were recorded in the fourth quarter, and for the full year, total costs of $22.8 million were recorded, including actions to address expected lower EV volumes in fiscal 2025.

DETAILED ANALYSIS

CONSOLIDATED RESULTS
(In millions of dollars, except per share data)

	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023	Fiscal 2022
Revenues	$791.5	$730.8	$3,032.9	$2,577.4	$2,182.7
Cost of revenues	570.7	519.9	2,177.4	1,851.6	1,570.3
Selling, general and administrative	143.7	123.9	503.5	445.2	387.1
Restructuring costs	6.6	15.8	22.8	27.5	5.9
Stock-based compensation	(4.3)	19.3	13.8	30.6	32.8
Earnings from operations	$74.8	$51.9	$315.4	$222.5	$186.6
Net finance costs	$18.8	$18.8	$68.7	$62.7	$32.2
Provision for income taxes	7.5	3.5	52.5	32.1	33.0
Net income	$48.5	$29.6	$194.2	$127.7	$121.4
Basic earnings per share	$0.49	$0.32	$1.98	$1.39	$1.32

Total assets			$4,088.8	$3,543.8	$3,069.4
Total cash and short-term investments			$170.2	$159.9	$135.3
Total debt			$1,287.4	$1,258.9	$1,101.3
Other non-current liabilities			$120.0	$140.7	$159.2

Non-IFRS Financial Measures[1]	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
Adjusted earnings from operations	$95.9	$101.9	$397.5	$343.4
EBITDA	$111.1	$85.8	$456.6	$348.0
Adjusted EBITDA	$115.8	$118.2	$470.6	$401.2
Adjusted basic earnings per share	$0.65	$0.73	$2.61	$2.37
1Non-IFRS financial measures - see “Non-IFRS and Other Financial Measures.”

Consolidated Revenues
(In millions of dollars)

Revenues by type	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
Revenues from construction contracts	$499.0	$470.7	$1,972.8	$1,630.4
Services rendered	170.3	137.4	614.7	492.3
Sale of goods	122.2	122.7	445.4	454.7
Total revenues	$791.5	$730.8	$3,032.9	$2,577.4

Revenues by market	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
Life Sciences	$375.2	$324.5	$1,268.6	$1,209.9
Transportation	222.2	199.1	933.3	578.2
Food & Beverage	99.7	99.1	435.0	371.3
Consumer Products	70.1	82.2	287.2	305.1
Energy	24.3	25.9	108.8	112.9
Total revenues	$791.5	$730.8	$3,032.9	$2,577.4

Revenues by customer location	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
North America	$468.0	$438.1	$1,766.5	$1,525.5
Europe	247.1	237.8	990.1	811.7
Asia/Other	76.4	54.9	276.3	240.2
Total revenues	$791.5	$730.8	$3,032.9	$2,577.4

Additional revenue disaggregation[1]	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
Custom integration and automation systems	$367.7	$329.0	$1,422.3	$1,143.3
Products and equipment	197.7	209.8	783.6	747.2
Services including spare parts	226.1	192.0	827.0	686.9
Total revenues	$791.5	$730.8	$3,032.9	$2,577.4
1Supplementary financial measure - see “Non-IFRS and Other Financial Measures.”

Fourth Quarter
Fiscal 2024 fourth quarter revenues were 8.3% or $60.7 million higher than in the corresponding period a year ago. This performance primarily reflected year-over-year organic revenue growth (growth excluding contributions from acquired companies and foreign exchange translation) of $25.3 million or 3.5%, and revenues earned by acquired companies of $34.0 million, which included $24.8 million from Avidity. Revenues generated from construction contracts increased 6.0% or $28.3 million due to organic revenue growth. Revenues from services increased 23.9% or $32.9 million due to organic revenue growth in addition to revenues earned by acquired companies of $12.9 million. Revenues from the sale of goods decreased 0.4% or $0.5 million primarily due to lower Order Backlog entering the quarter, partially offset by revenues earned by acquired companies of $20.6 million, primarily from Avidity.

By market, revenues generated in life sciences increased $50.7 million or 15.6% year over year. This was primarily due to contributions from acquisitions totalling $28.3 million and organic revenue growth on higher Order Backlog entering the quarter. Revenues in transportation increased $23.1 million or 11.6%, due to timing of program execution. Revenues generated in food & beverage increased $0.6 million or 0.6% due to revenues earned by acquired companies. Revenues generated in consumer products decreased $12.1 million or 14.7% due to timing of program execution. Revenues in energy decreased $1.6 million or 6.2% due to timing of program execution.
Full Year
Revenues for the year ended March 31, 2024 were 17.7% or $455.5 million higher than in the prior year and included $93.5 million of revenues earned by acquired companies, including $38.6 million from Avidity, and $22.7 million from ZIA. Organic revenue growth, excluding contributions from acquired companies and the impact of foreign exchange fluctuations, was $275.2 million or 10.7% higher than the corresponding period in the prior year. Organic revenue growth was primarily related to activity in transportation, driven by EV work, as well as increases in food & beverage. Foreign exchange translation positively impacted revenues by $86.8 million or 3.4%, primarily reflecting the strengthening of the U.S. dollar and Euro relative to the Canadian dollar. Revenues generated from construction contracts increased 21.0% or $342.4 million due to higher Order Backlog entering the fiscal year, combined with positive foreign exchange translation impact. Revenues from services increased 24.9% or $122.4 million due to revenues earned by acquired companies of $60.2 million, most notably $21.7 million from ZIA, in addition to organic revenue growth and the positive impact of foreign exchange translation. Revenues from the sale of goods decreased 2.0% or $9.3 million primarily due to lower Order Backlog entering the period compared to the prior year, partially offset by revenues earned by acquired companies of $31.8 million, primarily from Avidity and ZIA, and the positive impact of foreign exchange translation.

By market, fiscal 2024 revenues from life sciences increased $58.7 million or 4.9% primarily on revenues earned by acquired companies of $54.8 million and a positive impact of foreign exchange translation, partially offset by revenues earned a year ago on a large $120.0 million program. Revenues in transportation increased $355.1 million or 61.4% due primarily to revenues earned on previously announced large EV Order Bookings. Revenues generated in food & beverage increased $63.7 million or 17.2% due to organic revenue growth and the positive impact of foreign exchange translation. Revenues generated in consumer products decreased $17.9 million or 5.9%, due to lower Order Backlog entering the fiscal year, partially offset by contributions from acquired companies of $14.4 million. Revenues in energy decreased $4.1 million or 3.6% due to lower Order Backlog entering the fiscal year.

Cost of revenues. At $570.7 million, fourth quarter fiscal 2024 cost of revenues increased $50.8 million, or 9.8% compared to the corresponding period a year ago, primarily due to higher revenues. Fourth quarter fiscal 2024 gross margin was 27.9%, compared to 28.9% in the corresponding period a year ago. Excluding acquisition-related inventory fair value charges of $2.0 million, gross margin in the fourth quarter of fiscal 2024 was 28.1%, 71 basis points lower than the prior year, primarily due to some lower margin programs, partially offset by accretive margin on acquisitions. Year-to-date gross margin was 28.2% (28.3% excluding acquisition-related inventory fair value charges of $2.8 million) compared to 28.2% (or 28.5% excluding acquisition-related inventory fair value charges of $9.2 million) in the corresponding period a year ago. The year-to-date gross margin, excluding acquisition-related inventory fair value charges, decreased primarily due to some lower margin programs in the current period, partially offset by accretive margin on acquisitions.

Selling, general and administrative expenses. SG&A expenses for the fourth quarter of fiscal 2024 were $143.7 million and included $16.4 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $4.6 million of incremental costs related to the Company's acquisition activity. Excluding these items, SG&A expenses were $122.7 million in the fourth quarter of fiscal 2024. Comparably, SG&A expenses for the fourth quarter of fiscal 2023 were $104.8 million, which excluded $17.6 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $1.5 million of incremental costs related to the Company’s acquisition activity. Higher SG&A expenses in the fourth quarter of fiscal 2024 primarily reflected incremental SG&A expenses from acquired companies of $11.0 million, primarily from Avidity, in addition to various other SG&A expense increases.

Fiscal 2024 SG&A expenses were $503.5 million, which included $68.1 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $6.8 million of incremental costs related to the Company’s acquisition activity, and an $11.7 million gain on sale of facilities. Excluding these costs, SG&A expenses were $440.3 million. Comparably, SG&A expenses for the year ended March 31, 2023 were $374.4 million, which excluded $67.7 million of expenses related to the amortization of identifiable intangible assets on business acquisitions, and $3.1 million of incremental costs related to the Company’s acquisition activity. Excluding these costs, higher SG&A expenses for the year ended March 31, 2024 primarily reflected increased employee costs, $14.0 million of foreign exchange translation impact, and the addition of SG&A expenses from acquired companies of $28.4 million, primarily Avidity and ZIA.

Restructuring costs. Restructuring costs for the three and twelve months ended March 31, 2024 were $6.6 million and $22.8 million, respectively, compared to restructuring costs of $15.8 million and $27.5 million in the corresponding periods a year ago. For further information on the restructuring costs, refer to Reorganization Activity on page 11.

Stock-based compensation. Stock-based compensation expense was a recovery of $4.3 million in the fourth quarter of fiscal 2024, which included an $8.5 million recovery of revaluation expenses from deferred stock units and restricted share units resulting from the change in the market price of the Company's common shares between periods ("stock-based compensation revaluation expenses"). Comparably, stock-based compensation expense was $19.3 million in the corresponding period a year ago, which included $15.1 million of stock-based compensation revaluation expenses. Fiscal 2024 stock-based compensation expense was $13.8 million, which included $6.7 million recovery of stock-based compensation revaluation expenses, compared to $30.6 million a year earlier, which included $13.4 million of stock-based compensation revaluation expenses.

Earnings and adjusted earnings from operations
(in millions of dollars)

	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
Earnings from operations	$74.8	$51.9	$315.4	$222.5
Amortization of acquisition-related intangible assets	16.4	17.6	68.1	67.7
Acquisition-related transaction costs	4.6	1.5	6.8	3.1
Acquisition-related inventory fair value charges	2.0	—	2.8	9.2
Gain on sale of facilities	—	—	(11.7)	—
Restructuring charges	6.6	15.8	22.8	27.5
Mark to market portion of stock-based compensation	(8.5)	15.1	(6.7)	13.4
Adjusted earnings from operations[1]	$95.9	$101.9	$397.5	$343.4
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures."

Fourth Quarter
Fiscal 2024 fourth quarter earnings from operations were $74.8 million (9.5% operating margin) compared to $51.9 million (7.1% operating margin) in the fourth quarter a year ago. Fiscal 2024 fourth quarter earnings from operations included $2.0 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $16.4 million related to amortization of acquisition-related intangible assets, and $4.6 million of incremental costs for the Company's acquisition activity recorded to SG&A expenses, $6.6 million of restructuring charges and a $8.5 million recovery of stock-based compensation expenses due to revaluation. Fourth quarter of fiscal 2023 earnings from operations included $17.6 million of amortization of acquisition-related intangible assets and $1.5 million of incremental costs for acquisition activity recorded in SG&A expenses, $15.8 million of restructuring charges, and $15.1 million of stock-based compensation revaluation expenses.

Excluding these items in both quarters, adjusted earnings from operations were $95.9 million (12.1% margin), compared to $101.9 million (13.9% margin) a year ago. Fourth quarter fiscal 2024 adjusted earnings from operations reflected higher cost of revenues and SG&A expenses, partially offset by increased revenues.

Full Year
For the year ended March 31, 2024, earnings from operations were $315.4 million (10.4% operating margin), compared to $222.5 million (8.6% operating margin) a year ago. Earnings from operations included $2.8 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $68.1 million related to amortization of acquisition-related intangible assets, $6.8 million of incremental costs related to the Company’s acquisition activity and an $11.7 million gain on sale of facilities recorded in SG&A expenses, $22.8 million of restructuring charges and a $6.7 million recovery of stock-based compensation revaluation expenses. For the year ended March 31, 2023, earnings from operations included $9.2 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $67.7 million related to amortization of acquisition-related intangible assets and $3.1 million of incremental costs related to the Company's acquisition activity recorded to SG&A, $27.5 million of restructuring charges and $13.4 million of stock-based compensation expenses due to revaluation.

Excluding those items in both years, adjusted earnings from operations were $397.5 million (13.1% margin), compared to $343.4 million (13.3% margin) in the corresponding period a year ago. Increased adjusted earnings from operations reflected higher revenues, partially offset by increased SG&A expenses.

Net finance costs. Net finance costs were $18.8 million in the fourth quarter of fiscal 2024, compared to $18.8 million a year ago. Fiscal 2024 finance costs were $68.7 million compared to $62.7 million a year ago. The increase was primarily due to higher interest rates compared to a year ago.

Income tax provision. For the three- and twelve-months ended March 31, 2024, the Company’s effective income tax rates of 13.4% and 21.3%, respectively, differed from the combined Canadian basic federal and provincial income tax rate of 26.5% due to income earned in certain jurisdictions with different statutory tax rates.

Net Income. Net income for the fourth quarter of fiscal 2024 was $48.5 million (49 cents per share basic), compared to $29.6 million (32 cents per share basic) for the fourth quarter of fiscal 2023. The increase primarily reflected higher revenues, lower stock-based compensation expenses and lower restructuring charges, partially offset by higher cost of revenues and SG&A. Adjusted basic earnings per share were 65 cents compared to 73 cents in the fourth quarter of fiscal 2023 (see “Reconciliation of Non-IFRS Measures to IFRS Measures”).

Fiscal 2024 net income was $194.2 million ($1.98 per share basic), an increase of $66.5 million (and $0.59 per share basic) compared to a year ago. This was primarily the result of higher revenues and lower restructuring charges and stock-based compensation, partially offset by higher cost of revenues, SG&A expenses, income tax expense, and finance costs. Adjusted basic earnings per share were $2.61 for the year ended March 31, 2024 compared to $2.37 in the corresponding period a year ago (see “Reconciliation of Non-IFRS Measures to IFRS Measures”).

Other Non-IFRS Measures of Performance
(In millions of dollars)

	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
Earnings from operations	$74.8	$51.9	$315.4	$222.5
Depreciation and amortization	36.3	33.9	141.2	125.5
EBITDA[1]	$111.1	$85.8	$456.6	$348.0
Restructuring charges	6.6	15.8	22.8	27.5
Acquisition-related transaction costs	4.6	1.5	6.8	3.1
Acquisition-related inventory fair value charges	2.0	—	2.8	9.2
Mark to market portion of stock-based compensation	(8.5)	15.1	(6.7)	13.4
Gain on sale of facilities	—	—	(11.7)	—
Adjusted EBITDA[1]	$115.8	$118.2	$470.6	$401.2
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures"

Fourth Quarter
Depreciation and amortization expense was $36.3 million in the fourth quarter of fiscal 2024, compared to $33.9 million a year ago; the increase was primarily related to incremental depreciation and amortization expense from recently acquired companies.

EBITDA was $111.1 million (14.0% EBITDA margin) in the fourth quarter of fiscal 2024 compared to $85.8 million (11.7% EBITDA margin) in the fourth quarter of fiscal 2023. EBITDA for the fourth quarter of fiscal 2024 included $6.6 million of restructuring charges, $4.6 million of incremental costs related to acquisition activity, $2.0 million of acquisition-related fair value adjustments to acquired inventories, and a $8.5 million recovery of stock-based compensation expenses due to revaluation. EBITDA for the corresponding period in the prior year included $1.5 million of incremental costs related to acquisition activity, $15.8 million of restructuring charges, and $15.1 million of stock-based compensation revaluation expenses. Excluding these costs, adjusted EBITDA was $115.8 million (14.6% adjusted EBITDA margin), compared to $118.2 million (16.2% adjusted EBITDA margin) for the corresponding period in the prior year. Lower adjusted EBITDA reflected increased SG&A expenses and cost of revenues, partially offset by higher revenues. EBITDA is a non-IFRS financial measure - see “Non-IFRS and Other Financial Measures.”

Full Year
Depreciation and amortization expense was $141.2 million for fiscal 2024, compared to $125.5 million a year ago; the increase was primarily related to incremental depreciation and amortization expense from recently acquired companies.

EBITDA was $456.6 million (15.1% EBITDA margin) in fiscal 2024 compared to $348.0 million (13.5% EBITDA margin) a year ago. EBITDA for fiscal 2024 included $22.8 million of restructuring charges, $6.8 million of incremental costs related to the Company’s acquisition activity, $2.8 million acquisition-related fair value adjustments to acquired inventories, a $6.7 million recovery of stock-based compensation revaluation expenses, and an $11.7 million gain on sale of facilities. EBITDA a year ago included $27.5 million of restructuring charges, $3.1 million of incremental costs related to the Company’s acquisition activity, $9.2 million of acquisition-related inventory fair value charges, and $13.4 million of stock-based compensation expenses due to revaluation. Excluding these costs in both years, adjusted EBITDA was $470.6 million (15.5% adjusted EBITDA margin), compared to $401.2 million (15.6% adjusted EBITDA margin) a year ago. Higher adjusted EBITDA reflected higher revenues, partially offset by increased SG&A expenses.

SHARE DATA
During fiscal 2024, 105,398 stock options were exercised. At May 16, 2024, the total number of common shares outstanding was 97,923,899. There were also 821,596 stock options outstanding to acquire common shares of the Company and 578,566 restricted share units outstanding that may be settled in ATS common shares where deemed advisable by the Company, as an alternative to cash payments. A portion of the restricted share units are subject to the performance vesting conditions of the plan.

In fiscal 2023, a trust was created for the purpose of purchasing common shares of the Company on the stock market. The common shares are being held in trust and may be used to settle some or all of the fiscal 2023 and 2024 restricted share unit grants when such restricted share unit grants are fully vested. During the three months ended March 31, 2024, nil common shares were purchased, during the twelve months ended March 31, 2024 the Company acquired 387,794 common shares for $23.8 million. The trust is included in the Company's consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

NORMAL COURSE ISSUER BID

On December 13, 2023, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make a normal course issuer bid (“NCIB”). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,044,818 common shares during the 12-month period ending December 14, 2024.

For the year ended March 31, 2024, the Company purchased 300 common shares for $14 thousand under the recently announced and previous NCIB programs. Subsequent to March 31, 2024, the Company purchased 1,020,887 common shares for cancellation under the NCIB program for $45.0 million.
Some purchases under the NCIB may be made pursuant to an automatic share purchase plan between ATS and its broker. This plan enables the purchase of common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise. ATS security holders may obtain a copy of the notice, without charge, upon request from the Secretary of the Company. The NCIB program is viewed by the Company as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
Investments
(in millions of dollars)

	Fiscal 2024	Fiscal 2023
Investments – increase (decrease)
Non-cash operating working capital	$275.6	$109.4
Acquisition of property, plant and equipment	58.8	56.1
Acquisition of intangible assets	29.6	24.2
Proceeds from disposal of assets	(23.2)	(1.5)
Total cash investments	$340.8	$188.2
In fiscal 2024, the Company’s investment in non-cash working capital increased $275.6 million, compared to an increase of $109.4 million a year ago. Accounts receivable increased 17.9%, or $71.6 million, and net contracts in progress increased 70.4%, or $162.1 million compared to March 31, 2023, due to the timing of billings on certain customer contracts and $22.9 million of accounts receivable from recent acquisitions. The Company actively manages its accounts receivable, contract asset and contract liability balances through billing terms on long-term contracts and collection efforts. Inventories increased 15.2%, or $39.0 million, primarily due to $23.8 million of inventory from recent acquisitions. Deposits and prepaid assets increased 5.1%, or $4.8 million compared to March 31, 2023, due $4.6 million of deposits and prepaids from recent acquisitions, partially offset by a decrease in supplier deposits due to timing. Accounts payable and accrued liabilities decreased 6.7%, or $43.1 million, compared to March 31, 2023 due to timing of supplier billings and payments combined with fair value impacts related to the Company's deferred stock units and restricted share units to be settled in cash. Provisions increased 17.6%, or $5.4 million compared to March 31, 2023, primarily due to higher provisions related to the Company’s reorganization plan and $2.5 million of provisions from recent acquisitions.

Non-cash working capital as a percentage of revenue was 19.0% at March 31, 2024 compared to 10.1% at March 31, 2023.

Cash investments in property, plant and equipment totalled $58.8 million in fiscal 2024, compared to $56.1 million for fiscal 2023. Expenditures primarily related to the expansion and improvement of certain manufacturing facilities and investments in computer hardware, production equipment and office equipment. Intangible assets expenditures were $29.6 million for fiscal 2024, compared to $24.2 million for fiscal 2023, and primarily related to computer software and various internal development projects. Capital expenditures for fiscal 2025 for tangible assets and intangible assets are expected to be in the $70 million to $90 million range and reflect the Company's plan to add capacity to support growth while investing in innovation, along with ongoing business requirements. The Company will continue to build flexibility in its capacity plans through the strategic use of leased facilities and third-party services.

Proceeds from disposal of assets were $23.2 million in fiscal 2024, compared to $1.5 million in fiscal 2023. The increase largely related to the disposal of two redundant facilities in the third quarter of fiscal 2024.

The Company performs impairment tests on its goodwill and intangible asset balances on an annual basis or as warranted by events or circumstances. The Company conducted its annual impairment assessment in the fourth quarter of fiscal 2024 and determined there was no impairment of goodwill or intangible assets as of March 31, 2024 (fiscal 2023 – $nil).

All the Company’s investments involve risks and require judgments and estimates regarding the likelihood of recovery of the respective costs. In the event management determines that any of the Company’s investments have become permanently impaired or recovery is no longer reasonably assured, the value of the investment would be written down to its estimated net realizable value as a charge against earnings.

Liquidity, Cash Flow and Financial Resources
(In millions of dollars, except ratios)

As at	March 31, 2024	March 31, 2023
Cash and cash equivalents	$170.2	$159.9
Debt-to-equity ratio[1]	0.79:1	1.18:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
Cash, beginning of period	$260.9	$302.1	$159.9	$135.3
Total cash provided by (used in):
Operating activities	9.6	81.4	20.8	127.8
Investing activities	(26.3)	(66.9)	(341.8)	(109.0)
Financing activities	(75.4)	(155.9)	330.7	4.9
Net foreign exchange difference	1.4	(0.8)	0.6	0.9
Cash, end of period	$170.2	$159.9	$170.2	$159.9

In the fourth quarter of fiscal 2024, cash flows provided by operating activities were $9.6 million compared to $81.4 million provided by operating activities in the corresponding period a year ago. In the year ended March 31, 2024, cash flows provided by operating activities were $20.8 million compared to $127.8 million provided by operating activities a year ago. The decrease primarily related to the timing of investments in non-cash working capital in certain customer programs.

The free cash flow of the Company for fiscal 2024 was an outflow of $67.6 million, compared to an inflow of $47.5 million a year ago primarily due to increased investments in non-cash working capital. The Company has a multi-year free cash flow target of 100% of net income. Free cash flow is a non-IFRS financial measure - see “Non-IFRS and Other Financial Measures.”

At March 31, 2024, the Company had $447.3 million of unutilized multipurpose credit, including letters of credit, available under existing credit facilities and an additional $293.1 million available under letter of credit facilities.

On October 5, 2023, the Company amended its senior secured credit facility (the "Credit Facility") to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750.0 million secured committed revolving line of credit and (ii) a fully drawn $300.0 million non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company’s assets, including a pledge of shares of certain of the Company’s subsidiaries. Certain of the Company’s subsidiaries also provide guarantees under the Credit Facility. At March 31, 2024, the Company had utilized $704.0 million under the Credit Facility, of which $704.0 million was classified as long-term debt (March 31, 2023 - $691.9 million) and $0.0 million by way of letters of credit (March 31, 2023 - $0.0 million).

The Credit Facility is available in Canadian dollars by way of prime rate advances and/or bankers’ acceptances, in U.S. dollars by way of base rate advances and/or Term SOFR, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the bank’s prime rate or the bank’s U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For bankers’ acceptances, Term SOFR, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the bankers’ acceptance fee, Term SOFR rate, EURIBOR rate or Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see "Risk Management").

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At March 31, 2024, all of the covenants were met.

The Company has additional credit facilities available of $108.1 million (40.6 million Euros, U.S.$24.0 million, 120.0 million Thai Baht, 5.0 million CNY, 5.0 million GBP, $0.2 million AUD and $2.2 million CAD). The total amount outstanding on these facilities as at March 31, 2024 was $6.7 million, of which $4.1 million was classified as bank indebtedness (March 31, 2023 - $5.8 million), $2.3 million was classified as long-term debt (March 31, 2023 - $0.2 million) and $0.4 million by way of letters of credit (March 31, 2023 - $0.2 million). The interest rates applicable to the credit facilities range from 0.03% to 8.45% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company’s U.S. $350.0 million aggregate principal amount of senior notes (the “Senior Notes”) were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company’s ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2024, all of the covenants were met. Subject to certain exceptions, the Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8.1 million were deferred and are being amortized over the term of the Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S.-dollar-denominated Senior Notes (see "Risk Management").

Contractual Obligations
(In millions of dollars)

The Company’s contractual obligations are as follows as at March 31, 2024:

	Payments Due by Period
	Total	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
Bank indebtedness	$4.1	$4.1	$—	$—	$—	$—	$—
Long-term debt obligations[1]	1,286.2	21.1	21.1	636.9	108.8	494.7	3.6
Lease liability obligations[1]	127.9	31.1	25.1	19.3	12.5	9.7	30.2
Purchase obligations	369.6	353.7	13.5	1.7	0.6	0.1	—
Accounts payable and accrued liabilities	604.5	604.5	—	—	—	—	—
Total	$2,392.3	$1,014.5	$59.7	$657.9	$121.9	$504.5	$33.8
1Long-term debt obligations and lease liability obligations include principal and interest.

The Company’s off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at March 31, 2024, the total value of outstanding letters of credit was approximately $171.1 million (March 31, 2023 - $192.5 million).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated statement of financial position.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their credit worthiness. The Company’s credit exposure to forward foreign exchange contracts is the current replacement value of contracts that are in a gain position. The Company is also exposed to credit risk from its customers. Substantially all of the Company’s trade accounts receivable are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single market or geographic region represents significant credit risk. Credit risk concentration, with respect to trade receivables, is mitigated as the Company primarily serves large, multinational customers and obtains receivables insurance in certain instances.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash and cash equivalents, trade accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities and long-term debt which are used in the normal course of business to maintain operations. The Company uses derivative financial instruments to help manage and mitigate various risks that the business faces.

RISK MANAGEMENT

An interest rate risk exists with financial instruments held by the Company, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors.

The Company uses a variable for fixed interest rate swap as a derivative financial instrument to hedge a portion of its interest rate risk. Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.241% interest rate. The terms of the hedging instrument will end on November 4, 2024. Effective November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026.

A credit risk exists with financial instruments held by the Company, which is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company attempts to mitigate this risk by following policies and procedures surrounding accepting work with new customers, and performing work for a large variety of multinational customers in diversified industries.

There is a liquidity risk, which is the risk that the Company may encounter difficulties in meeting obligations associated with some financial instruments. This is managed by ensuring, to the extent possible, that the Company will have sufficient liquidity to meet its liabilities when they become due.
FOREIGN EXCHANGE RISK

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar, through borrowings in currencies other than its functional currency and through its investments in its foreign-based subsidiaries.
The Company’s Canadian operations generate significant revenues in major foreign currencies, primarily U.S. dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this foreign currency exposure, the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contract requirements are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company’s markets and the Company’s past experience. Certain of the Company’s foreign subsidiaries will also enter forward foreign exchange contracts to hedge identified balance sheet, revenue and purchase exposures. The Company’s forward foreign exchange contract hedging program is intended to mitigate movements in currency rates primarily over a four- to six-month period.

The Company uses cross-currency swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.

The Company manages foreign exchange risk on its Euro-denominated net investments. The Company uses a cross-currency interest rate swap as derivative financial instruments to hedge a portion of the foreign exchange risk related to its Euro-denominated net investment. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap 161.1 million Euros into Canadian dollars. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.

In addition, from time to time, the Company may hedge the foreign exchange risk arising from foreign currency debt, intercompany loans, net investments in foreign-based subsidiaries and committed acquisitions through the use of forward foreign exchange contracts or other non-derivative financial instruments. The Company uses hedging as a risk management tool, not to speculate.

Period Average Exchange Rates in Canadian Dollars

	Year-end actual exchange rates			Period average exchange rates
	March 31 2024	March 31 2023	% change	March 31 2024	March 31 2023	% change
U.S. dollar	1.355	1.351	0.3%	1.349	1.324	1.9%
Euro	1.461	1.465	(0.3)%	1.463	1.379	6.1%

CONSOLIDATED QUARTERLY RESULTS
(In millions of dollars, except per share amounts)

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Revenues	$791.5	$752.0	$735.7	$753.6	$730.8	$647.0	$588.9	$610.6
Earnings from operations	$74.8	$78.5	$83.0	$79.0	$51.9	$56.0	$53.0	$61.6
Adjusted earnings from operations[1,4]	$95.9	$101.2	$98.3	$102.1	$101.9	$86.2	$76.1	$79.2
Net income	$48.5	$47.2	$50.7	$47.7	$29.6	$29.2	$29.5	$39.4
Basic earnings per share	$0.49	$0.48	$0.51	$0.50	$0.32	$0.32	$0.32	$0.43
Diluted earnings per share	$0.49	$0.47	$0.51	$0.50	$0.32	$0.32	$0.32	$0.42
Adjusted basic earnings per share[1,4]	$0.65	$0.65	$0.63	$0.69	$0.73	$0.56	$0.51	$0.57
Order Bookings[2]	$791.0	$668.0	$742.0	$690.0	$737.0	$979.0	$804.0	$736.0
Order Backlog[3]	$1,793.0	$1,907.0	$2,016.0	$2,023.0	$2,153.0	$2,143.0	$1,793.0	$1,555.0
1Non-IFRS financial measure - See “Non-IFRS and Other Financial Measures” and “Reconciliation of Non-IFRS Measures to IFRS Measures”
2Non-IFRS financial measure - See “Non-IFRS and Other Financial Measures” and “Order Bookings by Quarter”
3Non-IFRS financial measure - See “Non-IFRS and Other Financial Measures” and “Order Backlog Continuity”
4The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures"

Interim financial results are not necessarily indicative of annual or longer-term results because capital equipment markets served by the Company tend to be cyclical in nature. Operating performance quarter to quarter is also affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of receipt of third-party components, and by the timing of acquisitions. General economic trends, product life cycles and product changes may impact revenues and operating performance. ATS typically experiences some seasonality with its Order Bookings, revenues and earnings from operations, due to employee vacations, seasonality of growing seasons within the food industry and summer plant shutdowns by its customers.

RELATED PARTY TRANSACTIONS
The Company has an agreement with a shareholder, Mason Capital Management, LLC (“Mason Capital”), pursuant to which Mason Capital has agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $0.5 million. As part of the agreement, Michael Martino, a member of the Company’s Board of Directors who is associated with Mason Capital, has waived any fees to which he may have otherwise been entitled for serving as a member of the Board of Directors or as a member of any committee of the Board of Directors.

There were no other significant related party transactions in fiscal 2024.

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income):

	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
Adjusted EBITDA	$115.8	$118.2	$470.6	$401.2
Less: restructuring charges	6.6	15.8	22.8	27.5
Less: acquisition-related transaction costs	4.6	1.5	6.8	3.1
Less: acquisition-related inventory fair value charges	2.0	—	2.8	9.2
Less: mark to market portion of stock-based compensation	(8.5)	15.1	(6.7)	13.4
Less: gain on sale of facilities	—	—	(11.7)	—
EBITDA	$111.1	$85.8	$456.6	$348.0
Less: depreciation and amortization expense	36.3	33.9	141.2	125.5
Earnings from operations	$74.8	$51.9	$315.4	$222.5
Less: net finance costs	18.8	18.8	68.7	62.7
Less: provision for income taxes	7.5	3.5	52.5	32.1
Net income	$48.5	$29.6	$194.2	$127.7

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income and basic earnings per share):

	Three Months Ended March 31, 2024					Three Months Ended March 31, 2023
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$74.8	$(18.8)	$(7.5)	$48.5	$0.49	$51.9	$(18.8)	$(3.5)	$29.6	$0.32
Amortization of acquisition- related intangibles	16.4	—	—	16.4	0.16	17.6	—	—	17.6	0.19
Restructuring charges	6.6	—	—	6.6	0.07	15.8	—	—	15.8	0.17
Acquisition-related inventory fair value charges	2.0	—	—	2.0	0.02	—	—	—	—	—
Acquisition-related transaction costs	4.6	—	—	4.6	0.05	1.5	—	—	1.5	0.02
Mark to market portion of stock-based compensation	(8.5)	—	—	(8.5)	(0.09)	15.1	—	—	15.1	0.17
Tax effect adjustments[1]	—	—	(5.3)	(5.3)	(0.05)	—	—	(12.9)	(12.9)	(0.14)
Adjusted (non-IFRS)	$95.9			$64.3	$0.65	$101.9			$66.7	$0.73
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

	Year Ended March 31, 2024					Year Ended March 31, 2023
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$315.4	$(68.7)	$(52.5)	$194.2	$1.98	$222.5	$(62.7)	$(32.1)	$127.7	$1.39
Amortization of acquisition- related intangibles	68.1	—	—	68.1	0.70	67.7	—	—	67.7	0.74
Restructuring charges	22.8	—	—	22.8	0.23	27.5	—	—	27.5	0.30
Acquisition-related fair value inventory charges	2.8	—	—	2.8	0.03	9.2	—	—	9.2	0.10
Acquisition-related transaction costs	6.8	—	—	6.8	0.07	3.1	—	—	3.1	0.03
Mark to market portion of stock-based compensation	(6.7)	—	—	(6.7)	(0.07)	13.4	—	—	13.4	0.14
Gain on sale of facilities	(11.7)	—	—	(11.7)	(0.12)	—	—	—	—	—
Tax effect of the above adjustments[1]		—	(21.0)	(21.0)	(0.21)	—	—	(30.7)	(30.7)	(0.33)
Adjusted (non-IFRS)	$397.5			$255.3	$2.61	$343.4			$217.9	$2.37
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

The following table reconciles organic revenue to the most directly comparable IFRS measure (revenue):

	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
Organic revenue	$756.1	$702.7	$2,852.6	$2,382.1
Revenues of acquired companies	34.0	4.8	93.5	201.7
Impact of foreign exchange rate changes	1.4	23.3	86.8	(6.4)
Total revenue	$791.5	$730.8	$3,032.9	$2,577.4
Organic revenue growth	3.5%		10.7%

The following table reconciles non-cash working capital as a percentage of revenues to the most directly comparable IFRS measures:

As at	March 31 2024	March 31 2023
Accounts receivable	$471.3	$399.7
Income tax receivable	13.4	15.2
Contract assets	704.7	527.0
Inventories	295.9	256.9
Deposits, prepaids and other assets	98.2	93.4
Accounts payable and accrued liabilities	(604.5)	(647.6)
Income tax payable	(44.7)	(38.9)
Contract liabilities	(312.2)	(296.6)
Provisions	(36.0)	(30.6)
Non-cash working capital	$586.1	$278.5
Trailing six-month revenues annualized	$3,087.0	$2,755.6
Working capital %	19.0%	10.1%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	March 31 2024	March 31 2023
Cash and cash equivalents	$170.2	$159.9
Bank indebtedness	(4.1)	(5.8)
Current portion of lease liabilities	(27.6)	(24.0)
Current portion of long-term debt	(0.2)	(0.1)
Long-term lease liabilities	(83.8)	(73.3)
Long-term debt	(1,171.8)	(1,155.7)
Net Debt	$(1,117.3)	$(1,099.0)
Adjusted EBITDA (TTM)	$470.6	$401.2
Net Debt to Adjusted EBITDA	2.4x	2.7x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Q4 2024	Q4 2023	Fiscal 2024	Fiscal 2023
Cash flows provided by operating activities	$9.6	$81.4	$20.8	$127.8
Acquisition of property, plant and equipment	(12.3)	(23.4)	(58.8)	(56.1)
Acquisition of intangible assets	(13.6)	(10.1)	(29.6)	(24.2)
Free cash flow	$(16.3)	$47.9	$(67.6)	$47.5

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of deferred stock units and restricted share units resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Total stock-based compensation expense	$(4.3)	$4.7	$3.5	$10.0	$19.3	$9.9	$5.3	$(4.0)
Less: mark to market portion of stock-based compensation	(8.5)	(0.6)	(2.0)	4.4	15.1	5.6	1.0	(8.3)
Base stock-based compensation expense	$4.2	$5.3	$5.5	$5.6	$4.2	$4.3	$4.3	$4.3

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. Uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company based its assumptions on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates as they occur.

Notes 2 and 3 to the consolidated financial statements describe the basis of accounting and the Company’s significant accounting policies.

Macroeconomic environment
The Company continues to operate amidst an uncertain macroeconomic environment, including inflation, supply chain disruptions, interest rate changes, regional conflicts, and the impacts of any pandemic or epidemic outbreak or resurgence. Further increases in inflation and interest rates could affect the global and Canadian economies, which could adversely affect the Company’s business, operations and customers. ATS will continue to monitor these dynamic macroeconomic conditions to assess any potential impacts on the business, financial results, and conditions of the Company. Management will continue to monitor and assess the impact of these factors on its judgments, estimates, accounting policies, and amounts recognized in the Company's consolidated financial statements.

The Company tests for impairment on an annual basis and if there are indicators that impairment may have arisen. In calculating the recoverable amount for impairment testing, management is required to make several assumptions, including, but not limited to, expected future revenues, expected future cash flows and forward multiples.

Revenue recognition and contracts in progress
The nature of ATS contracts requires the use of estimates to quote new business, and most automation systems are typically sold on a fixed-price basis. Revenues on construction contracts and other long-term contracts are recognized on a percentage of completion basis as outlined in note 3(c) “Revenue recognition – Construction contracts” to the consolidated financial statements. In applying the accounting policy on construction contracts, judgment is required in determining the estimated costs to complete a contract. These cost estimates are reviewed at each reporting period and by their nature may give rise to income volatility. If the actual costs incurred by the Company to complete a contract are significantly higher than estimated, the Company’s earnings may be negatively affected. The use of estimates involves risks, including volatility within the supply chain that can lead to inflation to the price of inputs as well as the work to be performed involves varying degrees of technical uncertainty, including possible development work to meet the customer’s specification, the extent of which is sometimes not determinable until after the project has been awarded. In the event the Company is unable to meet the defined performance specification for a contracted automation system, it may need to redesign and rebuild all or a portion of the system at its expense without an increase in the selling price. Certain contracts may have provisions that reduce the selling price or provide purchase price refunds if the Company fails to deliver or complete the contract by specified dates. These provisions may expose the Company to liabilities or adversely affect the Company’s results of operations or financial position.

ATS’ contracts may be terminated by customers in the event of a default by the Company or, in some cases, for the convenience of the customer. In the event of a termination for convenience, the Company typically negotiates a payment provision reflective of the progress achieved on the contract and/or the costs incurred to the termination date. If a contract is cancelled, Order Backlog is reduced and production utilization may be negatively impacted.

A complete provision, which can be significant, is made for losses on such contracts when the losses first become known. Revisions in estimates of costs and profits on contracts, which can also be significant, are recorded in the accounting period in which the relevant facts impacting the estimates become known.

A portion of ATS’ revenue is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, provided collection is reasonably assured.

Investment tax credits and income taxes
Investment tax credit assets, disclosed in note 18 to the consolidated financial statements, are recognized as a reduction of the related expenses in the year in which the expenses are incurred, provided there is reasonable assurance that the credits will be realized. Management has made estimates and assumptions in determining the expenditures eligible for the investment tax credits claim and the amount could be materially different from the recorded amount upon review by the government. Deferred income tax assets, disclosed in note 18 to the consolidated financial statements, are recognized to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax- planning strategies.

If the assessment of the Company’s ability to utilize the deferred income tax asset changes, the Company would be required to recognize more or fewer deferred income tax assets, which would increase or decrease income tax expense in the period in which this is determined. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous taxation audits and differing interpretations of tax regulations by the taxable entity and the respective tax authority. These provisions for uncertain tax positions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all the relevant factors. The Company reviews the adequacy of these provisions at each quarter. However, it is possible that at some future date an additional liability could result from audits by taxation authorities. Where the final tax outcome of these matters is different from the amount initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Stock-based payment transactions
The Company measures the cost of transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for stock-based payment transactions requires the determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the future forfeiture rate, the expected life of the share option, weighted average risk-free interest rate, volatility and dividend yield, and formation of assumptions. The assumptions and models used for estimating fair value for stock-based payment transactions are disclosed in note 19 to the consolidated financial statements.

Impairment of non-financial assets
Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculations involve significant estimates and assumptions. Items estimated include cash flows, discount rates and assumptions on revenue growth rates. These estimates could affect the Company’s future results if the current estimates of future performance and fair values change. Goodwill is assessed for impairment on an annual basis as described in note 11 to the consolidated financial statements. The Company performed its annual impairment test of goodwill as at March 31, 2024 and determined there was no impairment (March 31, 2023 – $nil).

Provisions
As described in note 3(n) to the consolidated financial statements, the Company records a provision when an obligation exists, an outflow of economic resources required to settle the obligation is probable and a reliable estimate can be made of the amount of the obligation. The Company records a provision based on the best estimate of the required economic outflow to settle the present obligation at the consolidated statement of financial position date. While management believes these estimates are reasonable, differences in actual results or changes in estimates could have a material impact on the obligations and expenses reported by the Company.

Employee benefits
The cost of defined benefit pension plans and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in their respective currency, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country. Further details about the assumptions used are provided in note 15 to the consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

ACCOUNTING STANDARDS ADOPTED IN FISCAL 2024

The following amendments to accounting standards were adopted by the Company during fiscal 2024:

(i) Amendments to IAS 12 - Income taxes
Effective May 23, 2023, the IASB issued International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12 - Income Taxes ("IAS 12")). The amendments provide a mandatory immediate temporary exception to accounting for deferred taxes arising from the Organization for Economic Co-operation and Development's ("OECD") international tax reform and introduce additional disclosure requirements for annual financial statements. The Company has applied the mandatory temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The adoption did not have an impact on the Company's annual audited consolidated financial statements.

(ii) Amendments to IAS 1 - Presentation of Financial Statements
In February 2021, the IASB issued amendments to IAS 1, Disclosure of Accounting Policies, aiming to assist preparers in determining which accounting policies to disclose in their financial statements. Instead of disclosing significant accounting policies, entities are now required to disclose material accounting policy information. These amendments have been adopted in the Company's consolidated financial statements for the period ended on March 31, 2024.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ended March 31, 2024, and accordingly, have not been applied in preparing the consolidated financial statements. This listing is of standards and amendments issued that the Company reasonably expects to be applicable at a future date.

(i) Amendments to IAS 1 - Presentation of Financial Statements (effective for reporting periods beginning on or after January 1, 2024)
The IASB clarified the classification of liabilities as current or non-current based on the existence of a right to defer settlement at the reporting date. The classification of a liability remains unaffected by the intentions or expectations of the entity to exercise its right to defer settlement, or will to choose to settle early.

The IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Future covenants do not affect classification, however, if there is a future covenant on a non-current liability, entities are required to disclose information regarding the risk that those liabilities could become repayable within 12 months after the reporting date.

The Company does not expect the amendments to IAS 1 to have a significant impact on its consolidated financial statements, and will incorporate the new disclosure requirements of IAS 1 in its consolidated financial statements upon adoption on April 1, 2024.

(ii) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on the consolidated financial statements.

CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company. The control framework used in the design of disclosure controls and procedures and internal control over financial reporting is the “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Disclosure Controls and Procedures
An evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures was conducted as of March 31, 2024 under the supervision of the CEO and CFO as required by CSA National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. The evaluation included documentation, review, enquiries and other procedures considered appropriate in the circumstances. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information relating to the Company and its consolidated subsidiaries that is required to be disclosed in reports filed under provincial and territorial securities legislation is recorded, processed, summarized and reported to senior management, including the CEO and the CFO, so that appropriate decisions can be made by them regarding required disclosure within the time periods specified in the provincial and territorial securities legislation.

Internal Control over Financial Reporting
CSA National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal control over financial reporting for the Company, and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

The CEO and CFO have, using the framework and criteria established in “Internal Control – Integrated Framework (2013)” issued by COSO, evaluated the design and operating effectiveness of the Company’s internal controls over financial reporting and concluded that, as of March 31, 2024, internal controls over financial reporting were effective to provide reasonable assurance that information related to consolidated results and decisions to be made based on those results were appropriate.

There were no significant changes or material weaknesses in the design of the Company’s internal controls over financial reporting during fiscal 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management, including the CEO and CFO, do not expect that the Company’s disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Limitation on Scope
Avidity was acquired on November 16, 2023. The Avidity earnings were consolidated from November 16, 2023. Management has not fully completed its review of internal controls over financial reporting for this newly acquired organization. Since the acquisition occurred within the 365 days of the reporting period, management has limited the scope of design and subsequent evaluation of disclosure controls and procedures and internal controls over financial reporting, as permitted pursuant to National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings. For the period covered by this MD&A, management has undertaken additional procedures to satisfy itself with respect to the accuracy and completeness of the acquired company's financial information. The following summary of financial information pertains to the acquisition that was included in ATS’ consolidated financial statements for the quarter ended March 31, 2024.

(millions of dollars)
Revenue[1]	$38.6 million
Net income[1,3]	($0.9) million
Current assets[2]	$55.7 million
Non-current assets[2]	$244.7 million
Current liabilities[2]	$20.7 million
Non-current liabilities[2]	$12.4 million
1 Results from November 16, 2023 to March 31, 2024
2 Balance sheet as at March 31, 2024
3 Net income includes items excluded from management's internal analysis of results, such as amortization expense of acquisition-related intangible assets, acquisition-related fair value adjustments to acquired inventories, finance costs, and certain other adjustments.

OTHER MAJOR CONSIDERATIONS AND RISK FACTORS

Any investment in ATS will be subject to risks inherent to ATS’ business. The following risk factors are discussed in the Company’s Annual Information Form, which may be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

•Strategy execution risks;
•Customer concentration risks;
•Cumulative loss of several significant contracts;
•Inflation risk;
•Market volatility;
•Security breaches or disruptions of information technology systems;
•Acquisition risks;
•Share price volatility;
•Pricing, quality, delivery and volume risk;
•Geopolitical disputes and conflicts, acts of war, terrorism, natural or other disasters, or other disruptive risks;
•First-time program and production risks;
•Expansion risks;
•Regional energy shortages, price increases;
•Infectious disease, pandemic, or similar public health threat risks;
•Liquidity, access to capital markets and leverage;
•Restrictive covenants;
•Availability of performance and other guarantees from financial institutions;
•Automation systems pricing;
•Revenue mix risk;
•Litigation;

•Product failure;
•Industry consolidation;
•Competition risk;
•Action of activists risk;
•New product market acceptance, obsolescence, and commercialization;
•Customer risks;
•International trade;
•Adverse developments affecting the financial services industry;
•Environmental, social and governance considerations risk;
•Insurance coverage;
•Availability of raw materials and other manufacturing inputs;
•Insolvency or financial distress of third parties;
•Availability of human resources and dependence on key personnel;
•Restructuring and work stoppage risk;
•Lengthy sales cycles;
•Lack of long-term customer commitment;
•Foreign exchange risk;
•Doing business in foreign countries;
•Legislative compliance;
•Environmental compliance;
•Canadian Corruption of Foreign Public Officials Act, United States Foreign Corrupt Practices Act and Anti-bribery laws risk;
•Intellectual property protection risks;
•Infringement of third parties’ intellectual property rights risk;
•Impairment of intangible assets risk;
•Income and other taxes and uncertain tax liabilities;
•Internal controls;
•Variations in quarterly results;
•Risks associated with product businesses;
•Manufacturing facilities disruption;
•Dependence on performance of subsidiaries;
•Securities and industry analysts risk;
•Conditions in China;
•China subsidiaries' permits and business licenses;
•Misuse of China subsidiaries' chops;
•Cost of labour in China;
•Enforcing rights and judgments in China;
•Cost of compliance risk; and
•Foreign private issuer risk.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company’s strategy to expand organically and through acquisition, and the expected benefits to be derived; the ABM; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets;

conversion of opportunities into Order Bookings; the Company’s Order Backlog partially mitigating the impact of variable Order Bookings; rate of Order Backlog conversion to revenue; the expected benefits where the Company engages with customers on enterprise-type solutions and the potential impact of the Company’s approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; expected benefits with respect to the Company’s efforts to grow its product portfolio and after-sale service revenues; initiatives in furtherance of the Company’s goal of expanding its adjusted earnings from operations margin over the long term and potential impact of supply chain disruptions; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers’ capital expenditure cycles; the range of reoccurring revenues as a percentage of total revenues; the impact of developing the Company’s digitalization capabilities, including the collection and interpretation of data, as a key area of growth, and to drive meaningful change to optimize performance for customers; expectation of synergies from integration of acquired businesses; the closing and completion of any planned acquisitions as anticipated; the timing and amount of restructuring costs; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; reorganization activity, and its ability to improve the cost structure of the Company, and to be reallocated to growth areas, and the expected timing and cost of this reorganization activity; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the strategic nature and size of electric vehicle programs; revenue growth in other markets and due to acquisitions to offset any reduced volumes from the electric vehicle program in fiscal 2025; expected capital expenditures for fiscal 2025; the uncertainty and potential impact on the Company’s business and operations due to the current macroeconomic environment including the impacts of infectious diseases or any epidemic or pandemic outbreak or resurgence, inflation, supply chain disruptions, interest rate changes, energy shortages, global price increases, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks that have in the past and may in the future lead to market-wide liquidity problems, and regional conflicts; the Company’s belief with respect to the outcome of certain lawsuits, claims and contingencies; and the expectation that changes in accounting standards will not have a material effect on the Company's financial statements.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to expand adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers’ expenditure cycles; that reoccurring revenues are not in the expected range; the development of the Company’s digitalization capabilities fails to achieve the growth or change expected; that planned acquisitions are not closed as anticipated or at all; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activity does not succeed in improving the cost structure of the Company or that the investment is not reallocated to growth areas, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the impact on the Company’s financial statements of changes in accounting standards; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS’ shares; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2024, which are available on the SEDAR+ at www.sedarplus.com and on the U.S. Securities Exchange Commission’s EDGAR at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence.

Forward-looking statements included in this MD&A are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

NON-IFRS AND OTHER FINANCIAL MEASURES

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms “EBITDA”, "organic revenue", “adjusted net income”, “adjusted earnings from operations”, “adjusted EBITDA”, “adjusted basic earnings per share”, and “free cash flow”, are non-IFRS financial measures, “EBITDA margin”, “adjusted earnings from operations margin”, “adjusted EBITDA margin”, "organic revenue growth", “non-cash working capital as a percentage of revenues”, and “net debt to adjusted EBITDA” are non-IFRS ratios, and "operating margin", "reoccurring revenues", "custom integration revenues", "products and equipment revenues", "service including spare parts revenues", “Order Bookings”, "organic Order Bookings", "organic Order Bookings growth", “Order Backlog”, and “book-to-bill ratio” are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses “earnings from operations”, which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company’s consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company’s earnings from operations as a percentage of revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company’s EBITDA as a percentage of revenues. Organic revenue is defined as revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management’s internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature (“adjustment items”). Adjusted earnings from operations margin is an expression of the Company’s adjusted earnings from operations as a percentage of revenues. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Adjusted EBITDA margin is an expression of the entity’s adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to adjusted EBITDA. Reoccurring revenue for ATS is defined as revenue from ancillary products and services associated with equipment sales and revenue from customers who purchase non-customized ATS products at regular intervals. Custom integration revenues are defined as revenues from end-to-end manufacturing solutions customized to customer needs. Products and equipment revenues are defined as revenues from modular or standardized equipment and other products. Services including spare parts revenues are defined as revenues from consulting, digital and other services, including aftermarket services and spares. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to revenue.

Following amendments to ATS’ Restricted Stock Unit Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled restricted share units using the equity method of accounting. However, prior restricted share unit grants which will be cash-settled and deferred stock unit grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS’ common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of deferred stock units and restricted share units resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, EBITDA, EBITDA margin, adjusted EBITDA, and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company’s operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company’s ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business’ ongoing operating performance. Management uses the measure “non-cash working capital as a percentage of revenues” to assess overall liquidity. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to adjusted EBITDA as a measurement of leverage of the Company. Reoccurring revenues, custom integration revenues, products and equipment revenues and service including spare parts revenues are used by the Company to understand the revenue portfolio of the Company. Order Bookings provide an indication of the Company’s ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company’s ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income, (ii) adjusted net income to net income, (iii) adjusted basic earnings per share to basic earnings per share (iv) free cash flow to its IFRS measure components and (vi) organic revenue to revenue, in each case for the three- and twelve-months ended March 31, 2024 and March 31, 2023, is contained in this MD&A (see “Reconciliation of Non-IFRS Measures to IFRS Measures”). This MD&A also contains a reconciliation of (i) non-cash working capital as a percentage of revenues and (ii) net debt to their IFRS measure components, in each case at both March 31, 2024 and March 31, 2023 (see “Reconciliation of Non-IFRS Measures to IFRS Measures”). A reconciliation of adjusted earnings from operations to earnings from operations for the three- and twelve-months ended March 31, 2024 and March 31, 2023 is also contained in this MD&A (see “Earnings and Adjusted Earnings from Operations"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and twelve-months ended March 31, 2024 and March 31, 2023 is also contained in this MD&A (see “Order Backlog Continuity”).